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Press Release                                                 Exhibit 99.(A)(20)

            IVAX ANNOUNCES SUCCESSFUL COMPLETION OF TENDER OFFERS OF
                     LABORATORIO CHILE S.A.; 99.9% ACQUIRED

         MIAMI - July 2, 2001- IVAX (AMEX:IVX) said today that it has accepted for payment 99.9% of the shares of Laboratorio Chile S.A. (NYSE:LBC), successfully completing its tender offers in the United States (the "U.S. Offer") and in Chile (the "Chilean Offer") for all of the outstanding shares and American Depositary Shares ("ADSs") of Laboratorio Chile. IVAX has accepted for purchase and payment, pursuant to both of its tender offers, all of the shares and ADSs of Laboratorio Chile which were validly tendered as of the expiration of both tender offers at 12:00 midnight, New York City time, on June 29, 2001.

         "We are enthusiastic about the acquisition of Laboratorio Chile as it is another step in implementing our strategy of emphasis on rapidly growing, less mature, but significant pharmaceutical markets," said Phillip Frost, M.D., CEO and chairman of IVAX.

         Laboratorio Chile is the largest Chilean pharmaceutical company in revenue terms and is also among the major pharmaceutical companies in Argentina and Peru. Laboratorio Chile manufactures and markets a broad line of more than 900 branded and brand equivalent products in Chile, Argentina and Peru and reported revenues over US$173 million in 2000. Its main products are to treat respiratory and infectious diseases, but it also has strong franchises with cardiovascular, neurological and gynecologic products. IVAX already has companies in Argentina, Mexico, Peru, Uruguay and Venezuela which along with Laboratorio Chile, provide strength in production and marketing so as to create an excellent platform from which to launch IVAX' proprietary and brand equivalent pharmaceutical products as well as products from other companies which may not be so well represented in Latin America.

         Approximately 59,229,840 shares, including shares represented by ADSs, were tendered into the U.S. Offer and approximately 252,229,699 shares were tendered into the Chilean Offer. Additionally, approximately 4,156,000 shares tendered in the U.S. Offer are subject to notices of guaranteed delivery. Assuming all shares subject to guaranteed delivery are received, the Laboratorio Chile shares tendered, including shares represented by ADSs, represent approximately 99.9% of all outstanding shares of Laboratorio Chile common stock.

         IVAX Corporation, headquartered in Miami, Florida, is engaged in the research, development, manufacturing, and marketing of branded and brand equivalent pharmaceuticals and veterinary and diagnostic products in the U.S. and international markets.

         Except for the historical matters contained herein, statements in this press release are forward-looking. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect IVAX' business and prospects, including that IVAX may not be able to integrate the operations of Laboratorio Chile without significant capital expenditures or other costs; that IVAX may not realize the anticipated benefits of the acquisition of Laboratorio Chile; that risks will arise from the operation of Laboratorio Chile; that the revenues, earnings and profits of Laboratorio Chile may not continue to grow or may decline; that economic instability,
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political instability, and/or currency fluctuation, and other risks associated with operations in emerging markets may reduce the profitability of the pharmaceutical markets in which Laboratorio Chile operates; and other factors discussed in the Company's Annual Report on form 10K and other filings with the Securities and Exchange Commission.



CONTACT:

IVAX Corporation, Miami
Investor Relations
Tabitha H. Licea
305/575-6043
www.ivax.com